

BINDER

This certifies that, pending issuance of policy number **596495802** in the form described below, **Continental Insurance Company of New Jersey** is hereby binding the coverage described as follows:

Insured:	**Producer**
Absolute Shares Trust	AMWINS BROKERAGE OF NEW JERSEY
331 Newman Springs Road	150 MORRISTOWN RD PLZ 202 #108
Suite 122	BERNARDSVILLE, NJ 07924
Red Bank, NJ 07701	(908)502-3107
Attn:	**Attn:** Gloriajean Ricca

Policy Period: From 09/18/2017 to 09/18/2018

Binder Period: From 09/18/2017 to 11/18/2017

Quote Number: 6171155002
Product: Mutual Fund Bond   **Form:** G-131697-A

Coverage Form	Limit	Deductible
Fidelity - Blanket	$1,500,000	$50,000
Premises	$1,500,000	$50,000
Transit	$1,500,000	$50,000
Forgery or Alteration	$1,500,000	$50,000
Securities	$1,500,000	$50,000
Counterfeit Currency	$1,500,000	$50,000
Computer Systems Fraud	$1,500,000	$50,000
Voice Initiated Transfer Fraud	$1,500,000	$50,000
Telefacsimile Transfer Fraud	$1,500,000	$50,000
Uncollectible Items of Deposit	$25,000	$5,000
Audit Expense	$25,000	$5,000
Stop Payment Legal Liability	$25,000	$5,000
Unauthorized Signatures	$25,000	$5,000

Premium: $2,544

Endorsements Attached:

G-145184-A	2003-06-01	Economic & Trade Sanctions Conditions
FIG-4126-A	1999-06-01	Stop Payment Legal Liability Rider
GSL-8007-XX	2006-02-01	Telefacsimile Transfer Fraud
PRO-4138-A	1999-10-01	Increase in Asset Size Endorsement
PRO-4144-A	2000-01-01	Growth in Size Provisions
GSL-54766-XX	2012-01-01	Additional Named Insured Rider
CNA-70927-XX	2012-09-01	Unauthorized Signature Rider
CNA-84943-XX	2016-02-01	Social Engineering Fraud Insuring Agreement Coverage Rider – **$250K Limit / $50K SIR**

_____

Issuance of a policy is subject to satisfaction of the following conditions:
N/A



Binder
Absolute Shares Trust
Mutual Fund Bond

It is expressly stipulated that, except as otherwise provided herein, the coverage provided by this binder is subject to all of the terms and conditions provided in the policy form noted above as issued by **Continental Insurance Company of New Jersey.**

This binder may be canceled at any time by the insured by giving written notice of cancellation to **Continental Insurance Company of New Jersey.** This binder shall terminate automatically at its expiration as noted in the outlined terms.

A short-rate premium charge will be made for this binder unless a policy is issued by **Continental Insurance Company of New Jersey** subject to the terms outlined above. **Continental Insurance Company of New Jersey** reserves the right to modify the final terms and conditions upon review of the information received in satisfaction of the aforementioned conditions.

Continental Insurance Company of New Jersey
By:

Natalie R Deutsch, RPLU
Underwriting Consultant

Review and Approval of Fidelity Bond

WHEREAS, Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires each registered management investment company to maintain a fidelity bond, covering certain officers and employees of the investment company with access to the securities or funds of the investment company, against larceny and embezzlement, in an amount prescribed by Rule 17g-1(d)(1); and

WHEREAS, the Trust purchased a fidelity bond providing coverage of the Trust and certain affiliated parties, including certain employees of Millington Securities, Inc., the Trust's investment adviser, and WBI Investments, Inc., the Trust's investment sub-adviser, from the Continental Insurance Company of New Jersey for the period from September 18, 2016 to September 18, 2017 in the amount of $1,500,000 (the "Fidelity Bond").

NOW, THEREFORE, BE IT RESOLVED, that the Board, including a majority of the Independent Trustees, hereby authorize and direct the proper officers of the Trust, subject to ratification by the Board, to take such actions as may be necessary to renew the currently effective fidelity bond (the "Fidelity Bond"), or to obtain a similar Fidelity Bond, for the period September 18, 2017 to September 18, 2018, on terms and conditions comparable to those contained in the Fidelity Bond with a $1,500,000 limit of liability and a premium of $2,544 payable by the Trust, and to increase the amount of such bond as may be necessary to satisfy the requirements of Rule 17g-1(d) under the investment Company Act of 1940; and

FURTHER RESOLVED, that the actions of management with respect to obtaining the Fidelity Bond for the Trust be, and they hereby are, ratified and affirmed; and

FURTHER RESOLVED, that each officer of the Trust shall be designated an officer pursuant to Rule 17g-1(h) and is authorized to make the proper filings with the U.S. Securities and Exchange Commission as required by Rule 17g-1.

A premium of $2,544 has been paid for $1,500,000 of Fidelity Bond coverage. The Fidelity Bond Policy covers the period September 18, 2017 to September 18, 2018.